Coeptis Therapeutics Holdings, Inc.

105 Bradford Rd, Suite 420

Wexford, Pennsylvania 15090

June 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Timothy Buchmiller

Re:	Coeptis Therapeutics Holdings, Inc.
Registration Statement on Form S-1
File No. 333-260782

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Coeptis Therapeutics Holdings, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 4:30p.m. Eastern Time, on, June 13, 2023, at 5:30 p.m., or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please notify Denis Dufresne of Meister Seelig & Fein PLLC, counsel to the Company at (212) 655-3548 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you for your assistance in this matter.

Very truly yours,

COEPTIS THERAPEUTICS HODINGS, Inc.

By:	/s/ David Mehalick
Name:	David Mehalick
Title:	Chief Executive Officer